Jefferies LLC

520 Madison Avenue

New York, New York 10022

Stifel, Nicolaus & Company, Incorporated

501 North Broadway

10th Floor

St. Louis, Missouri 63102

July 13, 2020

VIA EDGAR

Ms. Stacie Gorman

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Acceleration Request of Postal Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-239829)

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Postal Realty Trust, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m., Eastern time, on July 15, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated July 13, 2020 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

Acting on behalf of themselves and as the
Representatives of the several Underwriters.

JEFFERIES LLC

By:	/s/ Chad M. Gorsuch
Name:	Chad M. Gorsuch
Title:	Managing Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Mike Judlowe
Name:	Mike Judlowe
Title:	Managing Director